United States securities and exchange commission logo





                            April 22, 2021

       Alberto Francisco Araujo
       Chief Executive Officer
       Alfadan Inc.
       3350 SW 139 Ave.
       Miramar, FL 33027

                                                        Re: Alfadan Inc.
                                                            Offering Statement
on Form A-1
                                                            Filed March 26,
2021
                                                            File No. 024-11494

       Dear Mr. Araujo:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Offering Statement on Form A-1 filed on March 26, 2021

       Risks Related to the Companys Securities and this Offering
       The subscription agreement has a forum selection provision..., page 12

   1. Please revise your risk factor and the disclosure on page 30 to state whether the forum selection provision in
your subscription agreement applies to actions arising under the
                                                        Exchange Act.
Furthermore, ensure that forum selection provision in your subscription agreement states
clearly whether the provision applies to actions arising under the
                                                        Securities Act or
Exchange Act.
       Plan of Distribution
       Bonus Shares and Perks; Discounted Price for Certain Investors, page 27

   2.                                                   Please briefly explain
who would be a member of the StartEngine OWNer   s bonus
                                                        program.
 Alberto Francisco Araujo
FirstName   LastNameAlberto Francisco Araujo
Alfadan Inc.
Comapany
April       NameAlfadan Inc.
       22, 2021
April 222, 2021 Page 2
Page
FirstName LastName
3. You provide an example of how the number of bonus shares will be calculated and the effective price paid. Explain how you arrived at the numbers in your example. For example, you state that a current investor who invests $1,000 in the offering will receive an amount of bonus shares that is 20%. This is not consistent with the description of the percent of bonus shares that would be awarded in this circumstance, which would appear to be 10% as a current investor and another 5% for investing $1,000. Please advise.
Financial Statements
Note 8 - Subsequent Events
Subscription Receivable, page F-19

4. Tell us whether you have received the $64,633 subscription receivable that remained uncollected as of March 3, 2021. If not, explain for us why such amounts due remain unprocessed and uncollected for over four months; and tell us why it is appropriate to report these uncollected amounts as an asset. We refer you to the guidance in ASC 505-
         10-45-2.
Exhibits

5. It appears that you only filed the April 2020 amendment to your articles of incorporation as Exhibit 2.1. Please file your entire amended and restated articles of incorporation.
General

6. Please clarify the number of bonus shares you are offering. The cover page to the offering circular indicates you are offering 750,000 bonus shares, but the Plan of Distribution and subscription agreement indicate you are offering 500,000 bonus shares. We will consider qualifying your offering statement at your request. If a participant in
your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.
 Alberto Francisco Araujo
Alfadan Inc.
April 22, 2021
Page 3

        You may contact Joseph Kempf, Senior Staff Accountant, at 202-551-3352 or Robert
Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Kathleen Krebs,
Special Counsel, at 202-551-3350 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any other questions.



                                                        Sincerely,
FirstName LastNameAlberto Francisco Araujo
                                                        Division of Corporation
Finance
Comapany NameAlfadan Inc.
                                                        Office of Technology
April 22, 2021 Page 3
cc:       Andrew Stephenson, Esq.
FirstName LastName